UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALERES, INC.

401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALERES, INC.

8300 Maryland Avenue

St. Louis, Missouri 63105

Caleres, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants

Caleres, Inc. 401(k) Savings Plan

Opinion on the financial statements

We have audited the accompanying statements of net assets available for benefits of Caleres, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information

The schedule of assets (held at end of year) as of December 31, 2023 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2020.

Oklahoma City, Oklahoma

June 26, 2024

Caleres, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2023	December 31, 2022
Assets:
Non-interest-bearing cash	$—	$3,549
Investments - at fair value (Note 3)	261,606,032	222,161,623

Receivables:
Employer contributions	4,153	3,241
Employee contributions	5,027	7,744
Notes receivable from participants	3,852,415	3,213,808
Total receivables	3,861,595	3,224,793

Total assets	265,467,627	225,389,965

Liabilities:
Excess contributions payable	274,521	197,489
Total liabilities	274,521	197,489

Net assets available for benefits	$265,193,106	$225,192,476

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	December 31, 2023	December 31, 2022
Additions:

Contributions:
Employer contributions	$9,301,253	$7,952,090
Employee contributions	11,259,303	10,604,359
Rollovers	2,113,541	2,952,270
Total contributions	22,674,097	21,508,719

Interest income on notes receivable from participants	218,453	149,660

Investment income:
Interest and dividends	4,072,775	3,659,129
Net realized and unrealized gain (loss) on investments	41,294,348	(44,334,317)
Net investment income (loss)	45,367,123	(40,675,188)

Total additions (deductions)	68,259,673	(19,016,809)

Deductions:
Benefits paid to participants	28,028,916	20,931,953
Administrative and other expenses	230,127	93,585
Total deductions	28,259,043	21,025,538

Net increase (decrease)	40,000,630	(40,042,347)

Net assets available for benefits at beginning of year	225,192,476	265,234,823

Net assets available for benefits at end of year	$265,193,106	$225,192,476

See accompanying notes to financial statements.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2023 and 2022

1.  Description of the Plan

The following description of the Caleres, Inc. 401(k) Savings Plan (the "Plan") provides only general information about the Plan’s provisions.  Caleres, Inc. (the "Company") is the plan sponsor.  Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried employees of the Company.  Salaried employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment.

Plan Administration

The Administration Committee, comprised of the Company’s Chief Financial Officer and certain employees of the Company, oversees the administration of the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Investment Committee is responsible for the selection of the trustee, investment managers and investment funds, determines the Plan's investment valuation policies and monitors the performance of the Plan’s investments.  Principal Trust Company (the "Trustee") is the trustee and Principal Life Insurance Company is the recordkeeper of the Plan.

Contributions

Participants are allowed to contribute from two percent to 30% of eligible compensation annually, as defined by the Plan.  Participants may also contribute amounts representing distributions from other qualified defined contribution plans.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may allocate their eligible contributions and account balances among any of the investment funds offered by the Plan, other than the Caleres, Inc. Stock Fund, which is comprised of Caleres, Inc. common stock and the Allspring Government Money Market Fund.

For eligible salaried employees, the Company makes a core contribution of 1.5% of eligible compensation, regardless of whether the salaried employees contribute to the Plan.  The Company also makes a matching contribution of 50% on the first six percent of participant contributions.  In addition, the Company has the discretion to contribute up to an additional two percent profit-sharing benefit based on the Company’s performance.  The core, matching and profit-sharing contributions are allocated, at the participant’s discretion, among any of the investment funds offered by the Plan.  The profit-sharing contribution is initially invested in the Caleres, Inc. Stock Fund and can subsequently be transferred to other investment funds at the participant’s discretion.  The Company made profit-sharing contributions to the participants totaling $3,092,671 and $2,928,950 in March 2023 and March 2022, respectively, which were based upon the Company’s performance for its fiscal years ending January 28, 2023 and January 29, 2022, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s core, matching and profit-sharing contributions, if applicable, and an allocation of plan earnings or losses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2023 and 2022

Vesting

Participants are immediately vested in their contributions and related earnings or losses.  Vesting in the employer’s core, matching contribution and profit-sharing contribution portions of their accounts and related earnings occurs if: (1) the participants' employment is terminated on account of their death, (2) the participants' employment is terminated on account of their disability, (3) the participants complete at least three years of service with the Company, (4) the participants' employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.

Forfeitures

Forfeitures of non-vested employer core, matching and profit-sharing contributions plus actual earnings are used to reduce future employer contributions.  As of December 31, 2023 and 2022, forfeited non-vested accounts totaled $556,451 and $426,885, respectively.  During the years ended December 31, 2023 and 2022, amounts from forfeited non-vested accounts were used to reduce employer contributions by $280,884 and $1,141,321, respectively.

Notes Receivable from Participants

Participants may borrow from their fund accounts, excluding employer core, matching and profit-sharing contributions, a minimum of $1,000 up to a maximum of (1) $50,000, adjusted for loan activity in the prior 12 months, or (2) 50% of their account balance, whichever is less.  Participants may have up to three loans outstanding at any time. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years.  The loans are secured by the balance in the participant’s account, bear interest at the prime rate on the first business day of the month in which the funds are borrowed plus one percent and are fixed for the term of the loan.  The Trustee charges a monthly fee per loan to the participant’s account in each month that a loan is outstanding.  Principal and interest are paid ratably through payroll deductions.  Participants may repay the entire amount of the loan in one lump sum at any time.

Payment of Benefits

Hardship

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship, as defined by the Plan.  The minimum hardship withdrawal a participant may receive is $1,000.

Age 59 1/2 Withdrawals

Participants who have attained the age of at least 59 1/2 may elect to withdraw the vested amounts from their accounts.

Termination of Service

Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump sum amount equal to the value of all amounts credited to the participant’s accounts.  For termination of service due to other reasons, participants may receive the value of the vested interest in their accounts as a lump sum distribution.  Certain participants who were covered by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump sum payment of his or her vested interest in the account.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2023 and 2022

Retirement

Participants must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 73 or the date they terminate employment, whichever occurs later.  Participants who are five percent or greater shareholders of the Company must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 73.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Refer to Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The gains and losses on investments bought, sold and held are presented as net realized and unrealized gain on investments in the statements of changes in net assets available for benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded on the accrual basis.

Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of amounts allowed by the Internal Revenue Service (“IRS”).  These excess contributions are recorded as a liability.  The Plan distributed the 2023 excess contributions to the applicable participants prior to March 15, 2024.  The Plan distributed the 2022 excess contributions to the applicable participants in May 2023.  As a result of the excess contributions being distributed to the applicable participants subsequent to March 15, 2023, the Company filed Form 5330, Return of Excise Tax Related to Employee Benefit Plans, with the IRS and paid the required excise tax.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2023 and 2022

Benefit Payments

Benefits paid to participants are recorded when paid.

Plan Expenses

Certain expenses of maintaining the Plan are paid by the Plan, while other expenses are paid by the Company.  Expenses that are paid by the Company are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account.  Investment-related expenses are included in net realized and unrealized gain (loss) on investments.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.  Fair Value Measurements

Fair value measurement disclosure requirements specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s assumptions of market participant valuation (“unobservable inputs”).  In accordance with these requirements, the hierarchy is categorized into three levels based on the reliability of the inputs as follows:

Level 1 -	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 -

Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 -	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value.  Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.  The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value.  There are currently no redemption restrictions on these investments.

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2023 and 2022

Money Market Funds

Money market funds include the Vanguard Federal Money Market Fund and the Allspring Government Money Market Fund.  The money market funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in an active market with sufficient volume and frequency.

Mutual Funds

Mutual funds include equity funds, fixed income funds and target date funds.  The Plan’s mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

Caleres, Inc. Common Stock

Caleres, Inc. common stock is classified within Level 1 of the fair value hierarchy because the fair value is based on unadjusted quoted market prices in active markets with sufficient volume and frequency.

The fair values of the Plan's investments by asset class are as follows:

		Fair Value Measurements
December 31, 2023	Total	Level 1	Level 2	Level 3
Investments:
Money market funds	$20,044,793	$20,044,793	$—	$—
Mutual funds	209,453,867	209,453,867	—	—
Caleres, Inc. common stock	32,107,372	32,107,372	—	—
Total investments	$261,606,032	$261,606,032	$—	$—

		Fair Value Measurements
December 31, 2022	Total	Level 1	Level 2	Level 3
Investments:
Money market funds	$19,467,502	$19,467,502	$—	$—
Mutual funds	178,788,427	178,788,427	—	—
Caleres, Inc. common stock	23,905,694	23,905,694	—	—
Total investments	$222,161,623	$222,161,623	$—	$—

Caleres, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2023 and 2022

4.  Federal Income Taxes

The Plan has received a determination letter from the IRS dated February 21, 2017 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.  Therefore, the plan administrator believes the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions.  However, there are currently no audits for any tax periods in progress.

5.  Related Party and Party-In-Interest Transactions

The Plan invests in the Caleres, Inc. Stock Fund, which is comprised of Caleres, Inc. common stock and the Allspring Government Money Market Fund.  The Caleres, Inc. common stock, Allspring Government Money Market Fund, Principal Diversified Real Asset Fund Institutional Class and the notes receivable from participants qualify as party-in-interest transactions.  During the years ended December 31, 2023 and 2022, the Plan recognized $9,706,221 and $342,917, respectively, in net realized and unrealized gains on investments and $308,885 and $296,608, respectively, in dividends on Caleres, Inc. common stock.

6.  Subsequent Events

The Plan’s management has evaluated subsequent events through June 26, 2024 and there were no subsequent events requiring adjustments to the financial statements.

Caleres, Inc. 401(k) Savings Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 43-0197190 Plan Number: 006

December 31, 2023

		(c) Description of
		Investment
		Including Maturity
		Date, Rate of
		Interest, Collateral,
		Par or Maturity
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	Value	(d) Cost (1)	(e) Current Value
*	Allspring Government Money Market Fund	1,720,484		$1,720,484
	American Funds EuroPacific Growth Fund Class R6	164,738		9,011,171
*	Caleres, Inc. common stock	1,042,455		32,107,372
	DFA Emerging Markets Value Fund Class I	73,826		2,172,714
	Dodge & Cox Income Fund	731,624		9,240,413
	Dodge & Cox Stock Fund	101,923		24,824,266
	JPMorgan Large Gap Growth Fund	332,875		21,011,042
*	Principal Diversified Real Asset Fund Institutional Class	69,090		764,135
	Vanguard Extended Market Index Fund	24,111		3,006,148
	Vanguard Federal Money Market Fund	18,324,309		18,324,309
	Vanguard FTSE All-World ex-US Index Fund	42,530		1,484,730
	Vanguard Institutional Index Fund	82,122		32,313,494
	Vanguard Target Retirement Income Fund	132,356		1,721,957
	Vanguard Target Retirement 2020	84,834		2,279,496
	Vanguard Target Retirement 2025	517,270		9,507,429
	Vanguard Target Retirement 2030	270,493		9,594,381
	Vanguard Target Retirement 2035	560,962		12,408,482
	Vanguard Target Retirement 2040	267,077		10,496,127
	Vanguard Target Retirement 2045	480,328		12,805,556
	Vanguard Target Retirement 2050	325,828		14,479,785
	Vanguard Target Retirement 2055	221,643		10,991,297
	Vanguard Target Retirement 2060	86,499		3,952,125
	Vanguard Target Retirement 2065	25,949		777,176
	Vanguard Target Retirement 2070	1,168		27,680
	Vanguard Total Bond Market Index Fund	368,912		3,582,134
	William Blair Small Cap Growth Class I	398,350		13,002,129
	Total investments (held at end of year)			261,606,032

*	Various participants	Notes receivable from participants (2)		3,852,415

				$265,458,447

* Exempt party-in-interest to the Plan
(1) Investments are participant-directed. Therefore, cost information is not required.
(2) Notes receivable from participants have interest rates of 4.25% - 9.50% and maturities through 2034.

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Caleres, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CALERES, INC. 401(k) SAVINGS PLAN

Date: June 26, 2024	/s/ Jack P. Calandra
Jack P. Calandra
Senior Vice President and
Chief Financial Officer of
Caleres, Inc. and
Member of the Administration Committee
Under the Caleres, Inc.
401(k) Savings Plan
On Behalf of the Plan